Exhibit 99.1

Marti Technologies, Inc.

(the “Company”)

Notice of 2024 Annual General Meeting of the Company

Notice is hereby given that the 2024 Annual General Meeting of the Company (the “2024 Annual Meeting”) will be held at the offices of the Company at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, on the 19th day of December, 2024 at 9:00 a.m. New York time / 5:00 p.m. Istanbul time for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	“As an ordinary resolution, that Cankut Durgun be re-appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company.”

2.	“As an ordinary resolution, that Kerry Healey be re-appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company.”

3.	“As an ordinary resolution, that Alexander Spiro be appointed as a Class II Director of the Company with immediate effect to hold office for a three year term in accordance with the Amended and Restated Articles of Association of the Company.”

The Board of Directors of the Company (the “Board”) has nominated Cankut Durgun and Kerry Healey for election to be re-appointed as Class II Directors of the Company in accordance with the Amended and Restated Articles of Association of the Company. The Board has also nominated a new director, Alexander Spiro, for election to serve as a Class II Director of the Company in accordance with the Amended and Restated Articles of Association of the Company.

The 2024 Annual Meeting will also serve as an opportunity for shareholders to discuss Company affairs with management.

The Board has fixed the close of business on 22 November 2024 as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the 2024 Annual Meeting or any adjournment or postponement thereof. Only the holders of record of the Ordinary Shares of the Company as at the close of business, New York time, on the Record Date are entitled to receive notice of and attend the 2024 Annual Meeting and any adjournment or postponement thereof.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the 2024 Annual Meeting. Your vote is very important to the Company.

Whether or not you plan to attend the 2024 Annual Meeting, please promptly complete, date, sign and return the proxy card attached to this Notice.

By order of the Board

/s/ Oguz Alper Öktem
Name: Oguz Alper Öktem
Chief Executive Officer and Director

Date: November 26, 2024

Registered Office:

c/o Stuarts Corporate Services Ltd.

P.O. Box 2510, Kensington House

69 Dr Roy’s Drive

George Town, Grand Cayman

KY1-1104

Cayman Islands

MARTI TECHNOLOGIES, INC.
2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 19, 2024

PROXY STATEMENT

The Board of Directors (“Board of Directors”) of Marti Technologies, Inc. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “2024 Annual Meeting”) of the Company to be held on Thursday, December 19, 2024, at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 am New York time / 5:00 p.m. Istanbul time, or any adjournment or postponement thereof. Only holders of the Ordinary Shares of the Company (“Ordinary Shares”) at the close of business on November 22, 2024 (the “Record Date”) are entitled to attend and vote at the 2024 Annual Meeting or at any adjournment or postponement thereof. Shareholders holding not less than a simple majority of all voting share capital in the Company in issue and entitled to vote and present in person or by proxy shall form a quorum.

Any shareholder entitled to attend and vote at the 2024 Annual Meeting may appoint the Chief Executive Officer, or failing him, the duly appointed chairperson of the 2024 Annual Meeting, as his or her proxy to attend and vote on behalf of him or her. On a vote by way of poll, each holder of the Company’s Ordinary Shares shall be entitled to one (1) vote in respect of each Ordinary Share held by him or her on the Record Date.

This proxy statement describing the matters to be voted upon at the 2024 Annual Meeting along with a proxy card enabling the shareholders to indicate their vote will be mailed on or about November 26, 2024, to all shareholders entitled to vote at the 2024 Annual Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K and will be available on our website at www.marti.tech on or about November 26, 2024. Shareholders also have the ability to receive a hard copy of our 2023 audited consolidated financial statements free of charge by emailing investor.relations@marti.tech.

If you plan to attend the 2024 Annual Meeting and your shares are not registered in your own name, please ask your broker, bank or other nominee that holds your shares to provide you with evidence of your share ownership. Such proof of share ownership will be required to gain admission to the 2024 Annual Meeting.

Whether or not you plan to attend the 2024 Annual Meeting, it is important that your shares be represented and voted at the 2024 Annual Meeting. Accordingly, after reading the Notice and this accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote over the Internet in accordance with the instructions on your proxy card. The proxy card must be received by Continental Stock Transfer & Trust no later than 11:59 p.m. New York time on December 18, 2024 to be validly included in the tally of shares voted at the 2024 Annual Meeting. Detailed proxy voting instructions are provided on the proxy card.

PROPOSALS

ELECTION OF CLASS II DIRECTORS

The Board of Directors currently consists of seven members. Only the terms of the Class II directors expire at the 2024 Annual Meeting and therefore only the Class II directors need to be elected at the 2024 Annual Meeting. Yousef Hammad, who currently serves as a Class II director, notified the Board of Directors that he will not seek re-election at the 2024 Annual Meeting and will resign from the Board of Directors following the adjournment of the 2024 Annual Meeting. The Board has nominated a new director, Alexander Spiro, for election to serve as a Class II director until the 2027 annual general meeting of shareholders. Class I and Class III directors will remain on the Board of Directors until their respective terms expire.

As per our current Amended and Restated Memorandum and Articles of Association, we have a staggered board of directors consisting of three classes of directors, with directors serving staggered three-year terms. At each annual general meeting of shareholders, one class of directors will be elected for a three-year term to succeed the class whose term is then expiring, to serve from the time of appointment and qualification until the expiration of his or her term, until his or her successor shall have been duly appointed and qualified or until his or her earlier death, resignation or removal. The Class III and Class I directors will not stand for re-election until the annual general meeting of shareholders to be held in 2025 and 2026, respectively. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

The Class II directors proposed to be re-elected or elected at the 2024 Annual Meeting are:

Name	Positions
Cankut Durgun	President and Director
Kerry Healey	Independent Director
Alexander Spiro	Independent Director

Cankut Durgun

Cankut Durgun is the Company’s co-founder and serves as our President and as a director on our Board. Mr. Durgun has served as Marti’s President since December 2018. Prior to joining Marti, he was co-founder and general partner of Aslanoba Capital, a venture capital firm, from June 2013 to September 2017. Prior to Aslanoba, Mr. Durgun was co-founder and general partner of Romulus Capital, also a venture capital firm, from October 2008 to June 2013. Mr. Durgun received his Bachelor of Science Degree from Massachusetts Institute of Technology in Economics and Management Science and his Masters of Business Administration from Stanford University.

We believe Mr. Durgun is qualified to serve on our Board of Directors because of his demonstrated business acumen and years of experience leading Marti’s growth and building its market presence.

KERRY HEALEY

Kerry Healey serves as an Independent Director on our Board. Dr. Healey has served as co-chair of the Council for Responsible Social Media (CRSM), a non-partisan coalition focused on addressing online threats to youths, democracy, and national security. Before that she was President of the Milken Center for Advancing the American Dream from 2019 to 2022. Before that, she was President Emerita of Babson College from June 2013 to June 2019. Dr. Healey also served as Lieutenant Governor of the Commonwealth of Massachusetts from January 2003 to January 2007. Dr. Healey has served and continues to serve on a number of board of directors for public and private companies and universities, including Apollo Global Management, Babson College, American University of Afghanistan, American University of Bahrain, Mohammad bin Salmon College of Business and Entrepreneurship, Western Governors University and the Commonwealth Shakespeare Company. Dr. Healey has also served as Chair of the Sustainability and Corporate Responsibility Committee for Apollo Global Management since February 2022. Dr. Healey received her Bachelor’s Degree from Harvard College and PhD from Trinity College, University of Dublin.

We believe Dr. Healey is qualified to serve on our Board because of her demonstrated business acumen, public and private executive leadership and extensive experience serving as a director.

ALEXANDER SPIRO

If elected, Alexander Spiro will serve as an Independent Director on our Board. Mr. Spiro has been a partner at Quinn Emanuel Urquhart & Sullivan LLP since October 2017. Prior to that, Mr. Spiro had been an attorney at Brafman and Associates in New York City since July 2013. Prior to his joining Brafman and Associates, from September 2008 to July 2013, Mr. Spiro worked as a Manhattan prosecutor. As an attorney, Mr. Spiro has handled an array of complex litigation and investigations. He has served as the Chairman of the Board of Glassbridge Enterprises, Inc. since January 25, 2021, and is a board member and strategic advisor to a number of groundbreaking companies. Mr. Spiro formerly was the director of an autism children’s program at McLean Hospital, Harvard’s psychiatric hospital. Mr. Spiro received his Bachelor’s Degree from Tufts University and his JD from Harvard Law School, where he remains on the adjunct faculty. He has lectured and written on a variety of subjects related to psychology and the law.

We believe Mr. Spiro is qualified to serve on our Board because of his demonstrated significant analytical and overall business leadership skills.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE RE-ELECTION OR ELECTION OF ALL CLASS II DIRECTORS NAMED ABOVE.

Our other directors are as follows, and will each serve until the expiration of his term noted below:

Name & Class	Positions	Expiration of Director Term/Re-Election Year
Class III
Oguz Alper Öktem	Chief Executive Officer and Director	2025
Daniel Freifeld	Independent Director	2025
Class I
Agah Ugur	Independent Director	2026
Douglas Lute	Independent Director	2026

The Board of Directors is not aware of any other matters to be submitted to the 2024 Annual Meeting. If any other matters properly come before the 2024 Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Oguz Alper Öktem
Oguz Alper Öktem
Chief Executive Officer And Director

November 26, 2024